Filed by Fortis SA NV

This information is filed pursuant to Rule 425 under the Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: May 29, 2007

Important Information

This information is made available pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks (Fortis, RBS and Santander) expect to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This information shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This information includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The following is a presentation that was posted on Fortis’s website on May 29, 2007:

FORTIS

Getting you there.

Fortis + ABN AMRO

Creating the clear leader in Benelux financial services with a sound platform for sustained international growth

Jean-Paul Votron CEO

29 May 2007

FORTIS

Disclaimer

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Fortis.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Fortis disclaims any responsibility or liability for the violation of such restrictions by any person. In connection with the proposed transaction, the required information document will be filed with the competent authorities.

Investors are strongly advised to read the information document filed with the competent authorities, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the authorities, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the competent authorities. Investors will at an appropriate time be informed on how to obtain these transaction-related documents.

The financial information contained in this presentation has been prepared by Fortis on a pro forma basis and has not been audited.

No warranty can be given by Fortis, either explicitly or implicitly, regarding the reasonableness, correctness or completeness of the information, forecasts and assumptions contained in these pages. The information here provided could be subject to change. This presentation and the information contained herein in no way replace any formal reporting. Investment considerations should continue to be based on periodical reporting and other information Fortis is required to disclose by law or stock exchange regulations.

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management’s current views and assumptions as well as on partial information and involve a certain degree of risk and uncertainty that could cause actual results or performance to differ materially from those expressed or implied in such statements. Actual results or performance may differ materially from those contained in such statements due to general economic conditions, market conditions, changes in laws and regulations, general competitive factors and other factors not specified here.

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 2

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 3

FORTIS

Key highlights of the transaction

EUR 71.1 billion offer for ABN AMRO, EUR 8.6 billion higher than Barclays’ proposed offer (1)

– EUR 38.40 per share, a 13.7% premium to the value of Barclays’ proposed offer (1)

– EUR 30.40 in cash plus 0.844 New RBS Shares for each ABN AMRO Share (2)

– Approximately 79% of the consideration in cash, providing greater certainty of value than Barclays’ proposed offer

Consortium

Proposed offer not subject to any financing condition, with capital raisings fully underwritten

Subject to shareholder and relevant regulatory approval

Proposed offer conditional, inter alia, on result of ABN AMRO shareholder vote on sale of LaSalle

Consortium of Fortis, RBS and Santander offers best fit for ABN AMRO businesses

Transaction to be financed via: Fortis – EUR 15 billion rights issue

– Core Tier 1 hybrids, innovative Tier 1, general leverage, sale of assets and capital relief transactions

(1) Based on undiluted number of shares, as set out in Appendix IV, Sources and Bases, of the Press Release and on the price of Barclays ordinary shares of 712.5p at the close of business on 24 April 2007, the day after Barclays offer was first announced and the day before the Banks first announced details of their proposals including a price indication, and on the price of RBS Shares of 642.5p at the close of business on 25 May 2007 and an exchange EUR 1.00 : GBP 0.6780 (2) Consideration includes EUR 1.00 in cash to be deferred pending resolution of the Bank of America Litigation

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 4

FORTIS

Scope of the acquisition

Upon completion of the transaction, the consortium partners will acquire the following ABN AMRO assets:

BU Netherlands (excl. former Dutch wholesale clients, Interbank and DMC Consumer Finance)

BU Private Clients globally

Fortis

BU Asset Management globally

Use of the ABN AMRO brand

BU North America including LaSalle

BU Global Clients and wholesale clients in the Netherlands (incl. former Dutch wholesale

RBS clients)(1) and Latin America (excl. Brazil)

BU Asia (excl. Saudi Hollandi)

BU Europe (excl. Antonveneta)

BU Latin America (excl. Wholesale clients outside Brazil)

Santander Antonveneta

Interbank and DMC Consumer Finance

Shared assets, benefits and costs to be distributed between consortium members

Private Equity portfolio

Capitalia Consortium Saudi Hollandi

Prime Bank

Head Office and central functions

(1)	some clients retained by Fortis

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 5

FORTIS

Fortis’ offer maximising value for all stakeholders

Overall leading bank and insurer in the Benelux, with top positions in all segments: Market Leader – Retail Banking – Consumer Finance in Benelux – Commercial Banking – Asset Management Financial Services – Private Banking – Life Insurance

– Corporate Banking – Non-Life Insurance

Boosting growth profile with strong European platforms in asset gathering:

Top Tier European

– # 3 European player in Private Banking with more than EUR 200 billion AUM

Asset Gatherer

– Top tier European Asset Manager with more than EUR 300 billion AUM

Unique positioning in the wealthy Benelux home market Strong Growth

Steady recurrent earnings streams, funding international growth

Potential

Strong growth engines: roll-out of proven models in Private Banking, Asset Management, Merchant Banking niches, multi-channel distribution Insurance, Consumer Finance, …

Proven integration skills will drive predominantly domestic annual pre-tax synergies of Significant EUR 1.3 billion by 2010 Value Creation

Acquisition is expected to be 4.3% cash EPS enhancing in 2010 Potential

Target return on investment of 11.2% by 2010

Accelerates Fortis’ cash EPS CAGR 2006-’11 by 1% to around 13%

Clients will benefit from enhanced product offering and distribution network

Beneficial to all

Growing European industry leader extremely attractive employer for talented staff

Stakeholders

Deeply rooted in and strongly committed to local communities Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 6

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 7

FORTIS

Fortis - ABN AMRO: top player in Europe set for growth

Highly profitable & sizeable

ABN AMRO

FY 2006 (EUR m) businesses Fortis Combined

Total Revenues - Bank 6,082 10,324 16,406

Oper. Expenses - Bank (4,042) (6,315) (10,357)

Loan Losses (360)(158) (518)

Total Net Profit* 1,200 4,352 5,552

C/I ratio - Bank 66.5% 61.2% 63.1%

*	Banking, Insurance and General; before minorities in Asset Management

Well-balanced business mix

(% of FY 2006 net profit, pro forma)

Retail Insurance 24% 23% Banking Asset

4%

Management

25% 16%

Merchant Commercial Banking 8% Banking Private Banking

Top 5 in Eurozone

FY 2006 Adjusted 7.7

7.3 7.3

Net Profit

(EUR bn) 6.0

5.6 5.4 5.2

4.9 4.9 3.8

1 2 3 4 5 6 7 8 9 10

ING BNPP San- DB Fortis - UCI* Soc CASA Intesa- BBVA tander ABN AMRO Gen SPI

*	pre-merger with Capitalia

Key figures

More than 10 million retail banking clients

2,500 retail branches in Europe, 145 Business Centres

Total AuM: EUR ~ 500 billion

More than 80% of banking income in NII & Commissions

Continued commitment to achieve 30% of net profit from outside Benelux

More than 80,000 FTEs

Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 8

FORTIS

Clear leader in Benelux financial services

The Netherlands

# 1 Commercial Banking # 1 Private Banking # 1 Funds

# 1 Consumer Finance (incl. cards) # 2 SME Banking # 3 Retail Banking # 3 Insurance

Belgium

# 1 Retail Banking # 1 Commercial Banking # 1 Corporate Banking # 1 Insurance # 2 Private Banking # 2 SME Banking # 2 Funds # 2 Consumer Finance

Luxembourg

# 1 Commercial Banking # 1 Corporate Banking # 1 SME Banking # 2 Retail Banking # 2 Consumer Finance # 2 Insurance

Benelux: attractive & wealthy market

Benelux Germany France UK GDP / Capita (EUR) 32,304 27,967 29,212 31,395 2006

Real GDP CAGR 2.4% 2.2% 2.1% 2.4% 2006-11 est.

Population 27 82 60 59 (million)

Personal financial 69,148 36,634 32,550 94,644 assets pool / Capita

(EUR)

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 9

FORTIS

Fortis + ABN AMRO = Grow²

Fortis stand-alone growth track record

Total CAGR

+34%

4.4

Net Profit Outside Benelux

(EUR bn) 3.5 0.9

CAGR = +58%

0.6

2.4

0.4 Benelux 3.4 CAGR = +30% 2.9 2.0

2004 2005 2006

Fortis + ABN AMRO: growth acceleration

Fortis Cash +13% post-deal

EPS growth Fortis

+12% stand-alone

2006 … 2011

Reinforcing our growth profile (2006 pro forma)

Pre-deal Post-deal

20% 20%

31% 37% growth

Asset Management

10% Private Banking 10%

Revenue

Retail Banking Network

Commercial Banking

0%

0% Low Medium High Low Medium High

Competitive strength % of Banking income (excl. Other Banking)

Extended capacity for growth engines …

Absolute size of revenues in growth engines almost doubling to EUR 6 billion Relative share of growth engines rising from 31% to

37% of total banking revenues

Competitive position of growth engines such as Private Banking and Asset Management firmly reinforced

… supported by a stronger profit base

Retail Banking Network, the recurring income and profit generator, gains in importance and makes it possible to fund additional international growth

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 10

FORTIS

EUR 1.3 billion pre-tax synergies by 2010

EUR 1.3 billion synergies

Synergies 14% 100%

86%

Revenues

Costs Total by 2010

Cost synergies represent 21% of relevant combined costs

Phasing of synergies

Synergies 100% (cumul., time-weighted) 70%

30%

2008 2009 2010

Synergies split

Per Business

Overhead

18% Retail 27% Banking

IT &

17%

Operations

12% Asset 15% Management

11%

Private Commercial Banking Banking

EUR 1.5 billion integration costs

Overhead Per Business

11% Retail IT & 30% Banking Operations 17%

16% 14%

Private

Asset Banking 12% Management Commercial Banking

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 11

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 12

FORTIS

Building Fortis' leading banking franchise in the Netherlands

Financial data combined entity

FY 2006 (EUR m)	ABN AMRO businesses*	Fortis**	Combined
Total Revenues	3,948	1,172	5,120
Oper. Expenses	(2,531)	(757)	(3,288)
Loan Losses	(320)	(94)	(414)
Net Profit	795	232	1,027
Cost/Income	64.1%	64.5%	64.2%

* BU Netherlands figures, excluding former Dutch wholesale clients, interbank and DMC Consumer Finance activities (based on consortium estimates)
**Including Commercial Banking, Corporate Banking, Leasing, Factoring, Retail Banking, Direktbank, Consumer Finance + ALM

Strategy – Going forward

- Commercial Banking
  - Leverage the strengths of the International Business Centre Network for the Dutch client base
  - Leverage Dutch market leadership on international network
  - Apply the proven Enterprise & Entrepreneur solutions to the enlarged customer base
- Retail Banking
  - Recognition of ABN AMRO's strengths (positioning, brand, approach) to the benefit of the customer
  - Revenue enhancement focusing on high potential segments
  - Cost optimisation with clear multi-channel strategy

Clear market leader

- # 1 in Commercial Banking
  - # 1 Cash Management
  - # 1 Leasing
- # 3 in Retail Banking
  - # 1 Consumer Finance (incl. cards)
  - # 1 Funds
  - # 2 Mortgages
  - # 2 SME Banking
  - # 3 Savings Accounts

Opportunities/Synergies

- Commercial Banking
  - Strong value creation, EUR 143 million synergies
  - A full and dedicated service offering for each segment
  - Exploit value added skills on enlarged customer base
  - Reduce time to market (thanks to sharing of best practices)
- Retail Banking
  - Strong value creation; EUR 363 million of synergies
  - Complementary commercial approach, similar segmentation
  - Applying Fortis state-of-the-art credit and risk management
  - Beneficial for customers; integration into leading activities

Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 13

FORTIS

The Netherlands truly becomes a retail home market

Growth & efficiency across all aspects of combined company

Clients
- >70% of customer base in upper & medium social classes (A & B)
- >50% of customers aged between 18 and 45 years
- ~5 million Mass Retail customers, ~0.5 million Affluent customers
- ~0.4 million SME customers

Products
- Similar customer segmentation, widely developed Affluent concept, full-offering for SME & Professionals
- Leading asset management and mortgage offering, state-of-the-art credit and risk management
- ~3.4 million credit cards

Distribution
- 3rd largest distribution network, with a nationwide coverage and strong presence in wealthiest regions
- Converging performance-driven cultures, opportunities for network optimisation and rise of direct channels
- ~800 branches (of which 80 preferred banking lounges), 78 advice centres for SME

Business Operations
- Exploit economies of scale by unifying back and middle offices + IT
- Central support area cost savings
- Integration of regional/district levels throughout networks

Staff
- Customer-centric approach following segmentation strategy:
  - Retail advisors for Mass Retail customers
  - Dedicated preferred/personal bankers serving the Affluent segment
  - Specialised account managers for Small Enterprises and Professionals

Common strategic approach across all areas

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 14

FORTIS

Strong coverage for optimal customer servicing

Fortis ABN AMRO

Around 800 branches/bank shops, over 40 Business Centres, 1 dedicated location for Corporates …

… completed with leading presence in intermediary and direct channels

Individual Customers

Serviced through around 800 branches Direct service concept for Mass Retail

Preferred/Personal Banking concept for Affluent

Small Enterprises

Serviced through around 800 branches Dedicated advisory centres Account management approach

Intermediary & Direct Channels

Strong position in intermediary-driven mortgage market Leading on-line banking offering

Commercial Banking

Serviced locally and through integrated international network of Business Centres

Unique Global Relationship Management concept to serve international clientele Cross-border skill for asset based lending

Corporate Banking

Dedicated Senior Banker/Relationship Manager Dedicated Corporate Finance team Support by Merchant Banking skills Support by CB-network

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 15

FORTIS

Commercial Banking: competing from a position of leadership

Market leader in international Commercial Banking in Europe

Unique skill-based model and cross-border presence:

– Leasing – Commercial Finance

– Global Trade Services – Cash Management

Global relationship management: dynamic cross-border client-referral and commercial steering

Unrivalled pan-European network of 145 interacting Business Centres in 19 countries

Joint opportunity and ambition

Combination realises ABN AMRO’s strategic ambition immediately and reinforces Fortis home market position significantly

Similar segmentation should enable swift integration

Capture the Commercial Banking segment potential as European economies become more integrated cross-border

Leverage Commercial Banking network by extending skills coverage and enhance cross-selling in:

– Global Markets

– Acquisition and leveraged finance

– Commodities finance and hedging

– Group Life

– ….

Fuelling growth of Private Banking through unique Enterprise & Entrepreneur concept

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 16

FORTIS

Strong synergies and further growth potential in NL

EUR 506 m synergies


Synergies
85%
15%
100%
Costs
Revenues
Total by 2010

Growing profitably in a mature & competitive market


Revenues
CAGR
>4%
'06
'10
Expenses
CAGR
<2%
'06
'10
Net Profit
CAGR
>12%
'06
'10

Growth expectations for the total Dutch market:

CAGR mortgages:	3.7%
CAGR consumer credit:	2.4%
CAGR mutual funds:	7.7%

Source: Datamonitor

EUR 431 million of cost synergies, 13% of the combined cost base

- Retail Banking
  - Network rationalisation through branch mergers
  - Fold-in Direktbank in Florius / ABN AMRO hypotheekbedrijf and ABN AMRO credit cards in International Card Services
  - Operational excellence
- Commercial Banking
  - Focused Business Centres approach and Corporate & Investment Banking presence
  - Install lean management layers
- Combine and integrate overlapping support functions

EUR 75 million of revenue synergies, 1.5% of the combined revenue base

- Retail Banking
  - Higher sales volumes on mutual funds, increased bancassurance penetration, upstreaming
  - Higher activation of ABN AMRO credit
- Commercial Banking
  - Exploit value added skills (e.g. leasing, factoring…) on an enlarged customer portfolio and benefit from the pan-European "network effect" in Commercial Banking
- Attrition assumptions included
- Risk enhancement leading to lower credit losses

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 17

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 18

FORTIS

Creation of a leading European asset manager

Highly profitable & sizeable

FY 2006 (EUR m)	ABN AMRO businesses	Fortis	Combined
Total Revenues	745	347	1,092
Oper. Expenses	(528)	(208)	(736)
Loan Losses	-	-	-
Minorities	(14)	(3)	(17)
Net Profit	138	98	236
C/I ratio	70.9%	59.9%	67.4%

Leading provider of asset management solutions

- True multi-product investment and structuring solutions
- Autonomous investment centers for a broad range of asset classes
- Each investment center with core proprietary research process designed specifically to extract alpha
- 100% accountability aimed at motivating investment specialists to create alpha
- Range of investment styles from traditional long only to long-short products focused on absolute return strategies

Top tier European Asset Manager



FY 2006 AuM (EUR bn)
1,374
764
688
583
543
538
490
416
405
354
326
314
1
2
3
4
5
6
7
8
9
10
11
12
Barclays
Allianz
AXA
Natixis
DB
UBS
CASA
CS
ING
SGAM
BNP AM
Fortis + ABN

A winning combination

- Common management philosophy & similar strategy
- Strong product complementarities: highly diversified range of strongly performing products
- Firm European footprint combined with global reach & scale
- Deep pool of talent to lead and manage the combination
- EUR 160 million synergy potential
- Access to high growth markets & capabilities in high growth product areas

Note: all data on this slide are pro forma, based on FY 2006 public information and company estimates

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 19

FORTIS

A powerful Asset Management combination

Growth & efficiency across all aspects of combined company

Clients

Products

Regions

Business Operations

Staff

Client centric approach to retail, private and institutional segments

Well placed to take advantage of third party growth on back of broad top quartile range

Strong and expanding European and US institutional client base

Top quartile performance across asset classes

Complementarities (e.g.: currency overlay)

Achieve scale in core growth products (Structured Products, Socially Responsible Investments, Alternative Investments, Global Property, ALM capability)

Leading market shares in Benelux, Nordics, UK and France

Solid base for growth in other European countries: Italy, Spain & Germany

Highly profitable US institutional capabilities

At scale in number of Asian & Latin-American countries

Exploit economies of scale by unifying back and middle offices + IT

Central support area cost savings

Regional integration of offices

570 investment professionals working in an attractive model of autonomous centres

500 specialised Sales & Marketing team focused on innovative solutions for clients

Competencies recognition and performance driven culture with broad international and multicultural staff

Common strategic approach across all areas

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 20

FORTIS

A highly profitable asset manager with global scale & reach

ABN AMRO

Fortis

Amsterdam Vienna

Brussels Warsaw

Hong Kong Antwerp

Zurich Shanghai

Düsseldorf

Boston Oslo Taipei Frankfurt

New York London Stockholm St Petersburg Seoul

Toronto Luxembourg Helsinki Moscow Singapore

Chicago Paris Copenhagen

Atlanta Madrid Brno

Milan Athens

Tokyo

Willemstad

Sydney

Buenos Aires Mumbai

Sao Paulo

Jakarta

Istanbul

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 21

FORTIS

An asset manager with a well-balanced asset split

By geography

Asia

Latam / other Belgium

4%

4% 17%

USA 18%

22%

Netherlands

3% 32%

Rest of Europe Luxembourg

By channel

Combined

Fortis & ABN AMRO Distribution

37% 63%

3rd Party Distribution

By client segment

Institutional 48% 52%

Retail

By asset classes

Cash

18%

42% Fixed Income

40%

Equity

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 22

FORTIS

An asset manager geared to profitable growth

EUR 160 m synergies potential


Synergies
91%
9%
Revenues
100%
Costs
Total by 2010

EUR 15 million of revenue synergies

- Cross-selling of better rated product to respective client base
- Well positioned to take advantage of open architecture
- Leverage growth in Asia
- 1.4% of combined 2006 gross revenues

Total cost reduction of EUR 145 million, or 20% of the combined cost base

- Align the investment processes
- Combine and integrate overlapping functions, e.g.:
  - Sales & Marketing / Investments departments
  - Middle Office
- IT infrastructure and Front Office Application

Capturing profitable growth


Net Profit (EUR m)
314
450
AuM (EUR bn)
500
236
AuM CAGR 9%
Net profit CAGR ~20%
2006
2007
2008
2009
2010

- Benefit from larger geographic footprint and stronger offering to third party distributors
- Leverage on a wide, innovative and performing product range
- Enforce a very quick integration, with effective results delivered within 1 to max. 24 months depending on the stream
- Target cost/income ratio range of 60% to 65%
- Take advantage of the combined business high profile people and reinforce the performance culture

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 23

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 24

FORTIS

Creation of a Top 3 European Private Bank

Highly profitable & sizeable

FY 2006 (EUR m)	ABN AMRO businesses	Fortis	Combined
Total Revenues	1,389	703	2,092
Oper. Expenses	(983)	(474)	(1,457)
Loan Losses	(40)	2	(38)
Net Profit	253	203	456
AUM	142	79	221
C/I ratio	70.8%	67.4%	69.6%

One integrated international Private Bank

- Service Provider of choice for HNW and UHNW clients
- Dedicated, broad and differentiated service offering
- Leading position in Benelux and relevant presence in international Private Banking centres
- Part of a strong Financial Services provider

Top 3 European Private Bank



AuM (EUR bn)
1,220
487
221
189
182
176
138
130
104
88
1
2
3
4
5
6
7
8
9
10
UBS
CS
Fortis + ABN
DB
Pictet
HSBC
Barc -lays
BNPP
LO-DH
CASA

A winning combination

- Strengthened European footprint & creation of strong growth platform in Asia
- Close fit in service philosophy
- Similar client segmentation and geographical focus
- Leverage best practices and local market strengths into the international network
- EUR 203 million of synergies potential
- Scale and strong Private Bank identity enable attraction, development and retention of international talent

Note: all data on this slide are pro-forma, based on FY 2006 public information and company estimates

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 25

FORTIS

A first class wealth management business

Growth & efficiency across all aspects of combined company

Clients Products Staff

Regions

Business Operations

Exclusive focus on High Net Worth and Ultra High Net Worth Individuals

Dedicated services for international business owners (Enterprise/Entrepreneur)

Distinctive needs-based approach

Broad service offering covering assets and liabilities (e.g. wealth structuring, Real Estate, credits)

Open architecture allowing access to the best and most innovative solutions

Capturing international opportunities in a range of dedicated skills

Top position in International Private Banking and high-end client pool create highly attractive working environment

Deep pool of highly skilled specialists dedicated to private clients

Embedded in an organisation with professional counterparts

Top 3 position in Benelux and France

Solid base for growth in selected European countries

Geared for accelerated growth in Asia

Integrated network with scalable presence in key international financial centres

Exploit economies of scale and leverage investments in platforms and products

Rationalising locations

Unifying back office and IT allows cross-border cooperation & streamlined sales process

Creating value for clients, staff and other Fortis businesses

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 26

FORTIS

A top 3 European Private Bank with growing Asian business

ABN AMRO

Fortis

Netherland Belgium France UK

Italy Poland Jersey Gibralta

Spain Luxembourg Switzerland Guernsey Monaco Russia Turkey Germany

Hong Kong Singapore

Curaçao

UAE

Taiwan

Indonesia India

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 27

FORTIS

Private Banking: Benefiting from enlarged scale and skills

EUR 203 m synergies potential


Synergies
79%
21%
100%
Revenues
Costs
Total by 2010

EUR 43 million of revenue synergies

- Leverage best practices in service offering Private Banking
  - Credits
  - Investments
- Cross-selling opportunities within Fortis
  - Enterprise/Entrepreneur approach outside Benelux
  - Fortis Intertrust

Total cost reduction of EUR 160 million, 11% of combined base

- Platform and IT synergies
- Combine and integrate overlapping functions and processes e.g.: rationalise locations, streamline investment process

Capturing profitable growth


Net Profit (EUR m)
AuM (EUR bn)
221
456
2006
2007
2008
2009
2010
AuM CAGR ~10%
Net profit CAGR ~20%

- Benefit from deeper geographic footprint enabling accelerated roll-out of full service offering in growth locations
- Strengthened capacity vis-à-vis third party providers
- Accelerated growth in Asia
- Scale allows strict focus on HNW client segment
- Target cost/income ratio range of 60% to 65%

Asset split by geography


Asia
8%
Americas 0.4%
Rest of Europe
28%
53%
Benelux
11%
Switzerland

Fortis' proposed offer for selected ABN AMRO assets | 29 May 2007 | 28

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 29

FORTIS

Combined strengths in Operations & IT = Deliver²

Operating in a

COMMON ENVIRONMENT

With a set of

COMBINED STRENGTHS

Allowing

NATURAL SYNERGIES

with

HIGH FEASIBILITY

Same businesses, same geographies, same regulators

Aligned manufacturing operating model

High cultural fit reducing execution risks

Strong track record of cross-border shared service delivery

Rich set of assets & partnerships to accelerate integration

Strengthened skills pool in war-for-talent

Investments & mandatory project overlap, leveraging scale effect

Combining staff reductions, selective sourcing & load balancing

Rapidly migrating to the dominant business platform & environment

Leveraging Consortium common operating model and capability

Organisational DNA built on string of successful acquisitions

Total synergies in Operations & IT estimated at EUR 421 m, of which EUR 196 m already included in businesses’ synergies estimates

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 30

FORTIS

Operations & IT: Three phases & sources of synergies

100%

EUR 421 m total synergies

Synergies

80% 60% 40% 20%

In Country

Cross-border

3 years

Phase I: TRANSITION

Consortium runs ABN AMRO “as is” under RBS management

Successive carve out & transfer of IT & Operational assets

Review of major supplier and sourcing agreements

Phase II: INTEGRATION

Rapid fold-in to IT & Operational target platforms and global networks (Commercial Banking, Leasing & Commercial Finance,...)

Consolidation of IT Infrastructure, reduced development & maintenance costs

Phase III:TRANSFORMATION

Deliver cross-border synergies from global operational factories in Payments, Securities, Mortgages, Finance,.

Seize value creation opportunities of combining volumes & geographical reach of the Consortium + ABN AMRO

Private Banking (PB) Commercial Banking (CB)

6% 3%

Asset Management (AM)

14%

EUR 196 m direct synergies

24%

Retail Banking (RB)

PB

24% EUR 225 m additional

53% 10% 53% RB

CB central 13% synergies

AM

Indicative allocation

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 31

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 32

FORTIS

A track record of profitable growth enhanced by acquisitions

EUR Creation BGL, Disbank, CMT, ASLK-CGER MeesPierson G-Bank ABI Intertrust per share of Fortis ASR Dryden WM Von Essen cross-border 3.5 merger of AG 1824 (BE) & AMEV (NL)

3.0

EPS 2.5 CAGR

11%

2.0

1.5

1.0

DPS CAGR

0.5 15%

0.0

1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Note 1: History of the figures per Belgian share, in EUR Note 2: Non-exhaustive list with examples of acquisitions

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 33

FORTIS

A demonstrated integration capability

Merger ASLK & G-Bank 861

Synergies

(EUR m) 675 Revenues

+28% 314

Revenues 251

Costs Costs 547 424

Promised by Realised by 2003 2002

Cost synergies: 11% of combined base

Revenue synergies: 5% of combined base

Fortis Bank Turkey

Transaction closed within 3 months

Strong commitment to invest:

– opened 50 new branches in 18 months – capital increase of EUR 165 million

IT integration

Strong involvement and support of local management to build Fortis Bank Turkey

Merger AMEV & ASR

Synergies 814

750

FTE +9%

Announced Realised

FTE reductions: 16% of combined base

70% increase in net profit in 3 years

Dryden Wealth Management

Transaction closed within 3 months

Successful turnaround: after years of operating losses, now back in positive territory driven by both – revenue increases and – efficiency improvements

Successful staff retention program

Assets maintained at USD 10 billion - business revived

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 34

FORTIS

Fortis’ standardised integration methodology

Cost of equity

(in % RoI) Phase 2 creation

Value

Phase 1

36 months

3	months 15 months 18 months

Phase 0: Pre-acquisition

Develop clear strategic vision on enlarged entity

Set up post-acquisition integration office, appoint integration officers and define progress reporting

Prepare retention scheme for key staff and clients

Communicate with all relevant stakeholders

Phase 1: Transition

Appoint the key management teams for all major integration projects

Execute the business plan, with simultaneous dual focus on synergies and commercial plan

Complete legal, tax and regulatory outstandings

Risk mitigation strategies

Phase 2: Integration

Develop the multi-year business plans of the new enlarged entities

Continuously refine/update integration deliverables based on actual experience

Roll-out full HR strategy, incl. cultural integration plan

Initiate IT/OPS carve-out

Support brand strategy

Phase 3: Transformation

Finalise the integration plans & deliver synergies

Implement the new commercial targets and growth plans

Leverage best practices across entire group & accelerate international expansion

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 35

Note: non-exhaustive overview

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 36

FORTIS

Financing the transaction from a sound capital position

Sound capital position

Fortis Q1’07 Core Equity

EUR 1.1 bn

20.3 above Target

19.2

Actual Target

Capital 6.5% 7.0% Bank Tier 1 Ratio’s 269% 225% Insurance CAD

Fortis intends to maintain its solvency targets as announced for its new capital model

The solvency impact will be in three stages:

– Partial impact in first phase when assets will be consolidated by RFS Holdings

– Full impact at acquisition of assets by Fortis

– Further solvency relief in the third phase with sale of assets and other capital relief transactions

The acquired assets have a low risk profile

Financing the transaction

The acquisition amount of 24 billion EUR will be financed by:

– Rights issue for new shares: around EUR 15 bn

– Other capital instruments : EUR 3 - 5 bn

– Capital relief transactions

(including sale of residual and non-core assets): EUR 5 - 8 bn

– Total: EUR 23 - 28 bn

These financing means include a buffer. The effective financing mix will be assessed at a later stage. It will depend, among other things, of the effective split of assets and liabilities.

Core Tier 1 ratio of at least 5.7% and Tier 1 ratio of at least 6.7% immediately after completion of the transaction

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 37

FORTIS

Financing the transaction: Solvency and cash secured

The financing of the solvency needed for the acquisition is secured by:

– A standby underwriting arrangement for up to EUR 17 bn, more than the full amount of the rights offering, fully underwritten by Merrill Lynch and some major European banks

– A standby underwriting commitment for capital instruments for EUR 5 bn, fully underwritten by Merrill Lynch

The financing of the required cash is further secured with a EUR 10 bn backstop liquidity facility signed with some major European banks

An extraordinary GSM will be convened in Belgium and in the Netherlands to approve the capital increase and to grant the Board necessary authorisation to determine its concrete implementation

Precise terms and conditions will be proposed later on, depending on market conditions and on bid process

Timing of the rights issue will depend on the M&A process itself and on regulatory requirements, but it should be closed and settled before the settlement of the offer on ABN

AMRO

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 38

FORTIS

Total pre-tax synergies of EUR 1.3 billion by 2010: Overview

Amount (EUR million) Total (%)

Retail Banking

307 56 363 27%

Netherlands

Comm. Banking

124 19 143 11%

Netherlands

Private Banking 160 43 203 15%

Asset

145 15 160 12%

Management

IT &

225 225 17%

Operations

Overhead 189 54 243 18%

Total 1,150 187 1,337 100%

Cost synergies Revenue synergies

Rationale

Optimise branch network

Harmonise IT & Front-office application

Combine & integrate common functions

Streamline, leverage business centre network

Reduce overlap in support functions

Cross-sell skills, such as leasing & factoring

Optimise geographic coverage

Combine & integrate common functions

Leverage best practices in alternative investments and credits

Align investment processes

Combine & integrate common functions: Sales & Marketing, Middle office, IT, …

Rationalise central IT & Operations structure

Optimise head office functions

Enhance the yield on the investment portfolio

21% of relevant combined cost base, or 28% of acquired ABN AMRO cost base

EUR 1,540 million integration costs

Conservative revenue synergies

3-year plan: target year 2010

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 39

FORTIS

Transaction financials

Consideration for ABN AMRO Businesses EUR 24 billion

9.8 times estimated 2007 earnings + full post-tax benefits (1)

Financing: approximately 60% rights issue, 20% non-equity Tier 1, 20% sale of assets, capital relief and debt

Core Tier 1 ratio of at least 5.7% and Tier 1 ratio of at least 6.7% immediately after completion of the transaction

Estimated Return on Investment of 11.2% in 2010 (2)(3)

Estimated Accretion to Group earnings of 4.3% in 2010, with full synergies (3)

Accelerates Fortis’ cash EPS CAGR 2006-’11 by 1% to around 13%

(1)	Excluding shared assets

(2) Return on investment defined as profit after tax plus post-tax transaction benefits over consideration plus post-tax integration costs (3) Adjusted for purchased intangibles amortisation

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 40

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 41

FORTIS

A socially responsible integration plan

FTE synergies 6,443

ROW

FTE 2,182 81,781

ROW 616

75,338

NL NL 5,827

ROW: 56,886 22,713

ROW

46,070 46,686

ROW 44,504

NL NL 35,095 29, 268 NL

12,382

Fortis ABN AMRO Combined

FTE synergies per Business

Total: 6,443

Overhead

Retail Banking IT & Operations

Private

Banking Asset Commercial Management Banking

A socially responsible integration plan

FTE 100%

92.2%

81,781

75,338

2007 2008 2009 2010

Planned reduction of 2.6% p.a. on the combined FTE base

On total Banking FTE base NL, projected reduction of 7% p.a. vs. an historic natural turnover at Fortis Bank NL of 9%

Fortis overall will remain an active recruiter in order to support its growth plans, enhancing opportunities for employees (Fortis: 6,300 hires in ‘05 and 9,300 in ‘06)

Select best candidate for each position based on merit and competencies

Close involvement of social partners to realise integration

Central Employment office:

Manage career transition of any individual displaced as a result of the integration

In accordance with existing contractual agreements

Find alternative employment in a cohesive and efficient way between consortium members

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 42

FORTIS

A strong commitment to Dutch stakeholders

Customers

A Dutch bank with a unique presence in the Benelux and the third largest network in the Netherlands

Capitalise on strong ABN AMRO quality of service and brand

Extended product and service offering to provide greater choice for customers

Competitive pricing through efficiency synergies

Smooth transition of assets will leave customers unaffected

Employees

Benelux leader, able to attract and nurture talent

One of the largest Dutch employers

Development opportunities outside of home markets

Extensive training programs for all staff categories

Professional environment stimulating entrepreneurship and leadership

International and multi-cultural organisation

Community

Deeply rooted in Dutch community since 18th century

Key Benelux and Dutch growth engine contributing to economic development

Dedicated attention on specific needs of all layers of society with social responsibility initiatives (e.g. Foundations)

Sustainable development as part of company’s DNA

One of the largest tax payers in the Netherlands

Strong commitment to value creation, benefiting from its unrivalled Benelux presence

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 43

FORTIS

Agenda

1	Fortis’ offer maximising value for all stakeholders
2	A top financial institution in Europe set for growth
3	Clear leader in Benelux Financial Services
4	Creation of a leading European Asset Manager
5	Creation of a top 3 European Private Bank
6	Leveraging the combined strengths in IT & Operations
7	Strong acquisition track record limits execution risk
8	Financing the transaction from a sound capital base

9 Committed to maximise value for clients, staff, share- and other stakeholders

10 Key investment highlights

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 44

FORTIS

Clear Benelux leader with strong growth potential

1. Creation of clear leader in Benelux financial services

2. A sound platform for sustained international growth

– Creation of a leading European Asset Manager

– Creation of top 3 European Private Bank

3. Strong acquisition track record limits execution risk

4. Committed to maximise value for all stakeholders: our clients, staff, shareholders and the community

Fortis’ proposed offer for selected ABN AMRO assets | 29 May 2007 | 45

FORTIS

Getting you there.